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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Magnum Hunter Resources, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

55972F203

(Cusip Number)

January 7, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 55972F203			Page 2 of 8

1.	Name of Reporting Person: Natural Gas Partners V, L.P.		I.R.S. Identification Nos. of above persons (entities only): 75-2762871

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 3,317,052(1)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 3,317,052(1)

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,317,052

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.9%

12.	Type of Reporting Person: PN

(1) Power is exercised by GFW V, L.L.C., the sole general partner of G.F.W. Energy V, L.P., the sole general partner of Natural Gas Partners V, L.P.

13G
CUSIP No. 55972F203			Page 3 of 8

1.	Name of Reporting Person: G.F.W. Energy V, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 3,317,052(2)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 3,317,052(2)

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,317,052

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.9%

12.	Type of Reporting Person: PN

(2) G.F.W. Energy V, L.P. in its capacity as the sole general partner of Natural Gas Partners V, L.P. may be deemed to be the indirect beneficial owner of the 3,317,052 shares owned of record by Natural Gas Partners V, L.P. The filing of this statement shall not be construed as an admission by G.F.W. Energy V, L.P. that it is the beneficial owner for purposes of Section 13(d) or 13(g) of the Act, of any shares for which it is not the record holder.

13G
CUSIP No. 55972F203			Page 4 of 8

1.	Name of Reporting Person: GFW V, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 3,317,052(3)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 3,317,052(3)

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,317,052

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.9%

12.	Type of Reporting Person: OO

(3) GFW V, L.L.C. in its capacity as the sole general partner of G.F.W. Energy V, L.P., the sole general partner of Natural Gas Partners V, L.P., may be deemed to be the indirect beneficial owner of the 3,317,052 shares owned of record by Natural Gas Partners V, L.P. The filing of this statement shall not be construed as an admission by GFW V, L.L.C. that it is the beneficial owner for purposes of Section 13(d) or 13(g) of the Act, of any shares for which it is not the record holder.

CUSIP No. 55972F203	Page 5 of 8

Item 1.

(a)	Name of Issuer

Magnum Hunter Resources, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices

600 East Las Colinas Blvd., Suite 1100, Irving, Texas 75039.

Item 2.

(a)	Names of Persons Filing

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby file this Schedule 13G/A Statement on behalf of Natural Gas Partners V, L.P. (“NGP V”), G.F.W. Energy V, L.P. (“GFW V LP”), which is the sole general partner of NGP V and GFW V, L.L.C. (“GFW V LLC”) which is the sole general partner of GFW V LP (collectively, the “Reporting Persons”).

(b)	Address of Principal Business Office, or if None, Residence

The address of the principal business office of all of the Reporting Persons is 125 East John Carpenter Freeway, Suite 600, Irving, Texas 75062.

(c)	Citizenship

Each of NGP V and GFW V LP is a Delaware limited partnership. GFW V LLC is a Delaware limited liability company.

(d)	Title of Class of Securities

Common Stock, $.002 par value per share, of the Issuer (the “Stock”).

(e)	CUSIP Number

The CUSIP number of the Stock is 55972F203.

Item 3. Filing Pursuant to Rules 13d-1(b) or 13d-2(b) or (c).

This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c).

CUSIP No. 55972F203	Page 6 of 8

Item 4. Ownership

Reporting Persons

     NGP V

(a)	Amount beneficially owned: 3,317,052(1)shares

(b)	Percent of class: 4.9%(2)

(c)	Number of shares as to which each person has:

(i)	sole power to vote or to direct the vote: 3,317,052(1)shares

(ii)	shared power to vote or to direct the vote: None.

(iii)	sole power to dispose or to direct the disposition of: 3,317,052(1)shares

(iv)	shared power to dispose or to direct the disposition of: None.

     GFW V LP

(a)	Amount beneficially owned: 3,317,052(3)shares

(b)	Percent of class: 4.9%(2)

(c)	Number of shares as to which each person has:

(i)	sole power to vote or to direct the vote: 3,317,052(3)shares

(ii)	shared power to vote or to direct the vote: None.

(iii)	sole power to dispose or to direct the disposition of: 3,317,052(3)shares

(iv)	shared power to dispose or to direct the disposition of: None.

     GFW V LLC

(a)	Amount beneficially owned: 3,317,052(3)shares

(b)	Percent of class: 4.9%(2)

(c)	Number of shares as to which each person has:

(iv)	sole power to vote or to direct the vote: 3,317,052(3)shares

(v)	shared power to vote or to direct the vote: None.

(vi)	sole power to dispose or to direct the disposition of: 3,317,052(3)shares

(iv)	shared power to dispose or to direct the disposition of: None.

(1)	Power is exercised through GFW V LLC which is the sole general partner of GFW V LP which is the sole general partner of NGP V.

(2)	Based on 67,299,054 shares of the Issuer’s common stock outstanding as reported in the 10-Q filed by the Issuer for the quarter ended September 30, 2003.

(3)	GFW V LP and GFW V LLC may be deemed to have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of, the 3,317,052 shares owned of record by NGP V, by virtue of GFW V LLC being the sole general partner of GFW V LP and GFW V LP being the sole general partner of NGP V. The filing of this statement shall not be construed as an admission by GFW V LLC or GFW V LP that it is the beneficial owner for purposes of Section 13(d) or 13(g) of the Act, of any shares for which it is not the record holder.

CUSIP No. 55972F203	Page 7 of 8

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 55972F203	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 20, 2004

Natural Gas Partners V, L.P.
By: G.F.W. Energy V, L.P., general partner
By: GFW V, L.L.C., general partner

	By:	/s/ Kenneth A. Hersh

Kenneth A. Hersh, Authorized Member

G.F.W. Energy V, L.P.
By: GFW V, L.L.C., general partner

	By:	/s/ Kenneth A. Hersh

Kenneth A. Hersh, Authorized Member

GFW V, L.L.C

	By:	/s/ Kenneth A. Hersh

Kenneth A. Hersh, Authorized Member